                                   EXHIBIT 11

                            P. H. GLATFELTER COMPANY
                         AND CONSOLIDATED SUBSIDIARIES
                         =============================


                      Computation of Net Income Per Share

                                                  For the 3 Months Ended
                                                   3/31/95      3/31/94
                                                 ----------   -----------
Weighted average number of common and common
  share equivalents:

  Common Shares:
   Shares outstanding, beginning of period....   44,199,829    43,987,328

   Shares issued:
     Employee Stock Purchase Plans............          571(1)        528(2)
     Key Employee Long-Term Incentive Plan....        1,284(3)          -
                                                -----------   -----------
      Total...................................   44,201,684    43,987,856

   Common share equivalents applicable to
     outstanding stock awards and
     option grants............................      183,310(4)    199,260(4)
                                                -----------   -----------
      Total...................................   44,384,994    44,187,116

 Net income...................................  $12,514,085   $ 2,034,303

 Net income per common share..................  $       .28   $       .05
                                                ===========   ===========

  (1) Weighted average effect of 51,421 common shares sold from treasury on March 31, 1995.
  (2) Weighted average effect of 47,528 common shares sold from treasury on March 31, 1994.
  (3) Weighted average effect of 2,091 net common shares issued from treasury during the first quarter of 1995.
  (4) Weighted average effect of shares subject to outstanding awards under the Registrant's 1988 Restricted Common Stock Award Plan and weighted average effect of shares issuable under the Registrant's 1992 Key Employee Long-Term Incentive Plan.